World Gold Trust

c/o WGC USA Asset Management Company, LLC

685 Third Avenue, 27th Floor

New York, NY 10017

February 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin Martin

Re:	World Gold Trust
Registration Statement on Form S-1
File No. 333-229381

Dear Ms. Martin:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-229381) (the “Registration Statement”) of the World Gold Trust (the “Trust”). We respectfully request that the Registration Statement become effective as of 2:30 p.m., Eastern time, on February 1, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling David A. Sirignano at (202) 739-5420.

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Very truly yours,

WORLD GOLD TRUST

By: WGC USA Asset Management Company, LLC, its Sponsor

By:	/s/ Laura S. Melman
Laura S. Melman
Chief Financial Officer and Treasurer

CC:	David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP